                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                   EBC I, Inc.
                         (formerly known as eToys Inc.)
       -----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                    297862104
                           --------------------------
                                 (CUSIP Number)

                                December 31, 2001
                 ----------------------------------------------
              Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[_]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                             ------------------------
 CUSIP NO.  297862104                  13G             Page 2 of 16 Pages
-------------------------                             ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Name Citadel Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4      Illinois limited partnership
        U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             1,181,865 shares of Common Stock
                          308.1 shares of Series D Convertible Preferred Stock
                          (convertible into 0 shares of Common Stock)/1/
                          Warrants to purchase shares of Common Stock
                          (exercisable into 1,505,489 shares of Common Stock)/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 1.2% as of December 31, 2001. (Based on 217,598,608 shares of Common Stock issued and outstanding as of February 12, 2001, plus the shares of Common Stock issuable upon exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12           PN; HC
------------------------------------------------------------------------------

/1/ See Footnote 1 in Item 4.

-------------------------                             ------------------------
 CUSIP NO.  297862104                 13G              Page 3 of 16 Pages
-------------------------                             ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Name GLB Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4         Delaware limited partnership
           U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF               0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             1,181,865 shares of Common Stock
                          308.1 shares of Series D Convertible Preferred Stock
                          (convertible into 0 shares of Common Stock)/1/
                          Warrants to purchase shares of Common Stock
                          (exercisable into 1,505,489 shares of Common Stock)/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 1.2% as of December 31, 2001. (Based on 217,598,608 shares of Common Stock issued and outstanding as of February 12, 2001, plus the shares of Common Stock issuable upon exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12           PN; HC
------------------------------------------------------------------------------

/1/ See Footnote 1 in Item 4.

------------------------                               -----------------------
 CUSIP NO. 297862104                  13G               Page 4 of 16 Pages
------------------------                               -----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Name Citadel Investment Group, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    Delaware limited liabilty company
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             1,181,865 shares of Common Stock
                          308.1 shares of Series D Convertible Preferred Stock
                          (convertible into 0 shares of Common Stock)/1/
                          Warrants to purchase shares of Common Stock
                          (exercisable into 1,505,489 shares of Common Stock)/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    See Row 6 above
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 1.2% as of December 31, 2001. (Based on 217,598,608 shares of Common Stock issued and outstanding as of February 12, 2001, plus the shares of Common Stock issuable upon exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12    OO; HC
------------------------------------------------------------------------------

/1/ See Footnote 1 in Item 4.

------------------------                               -----------------------
 CUSIP NO. 297862104                  13G               Page 5 of 16 Pages
------------------------                               -----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Name Kenneth Griffin
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    U.S. Citizen
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             1,181,865 shares of Common Stock
                          308.1 shares of Series D Convertible Preferred Stock
                          (convertible into 0 shares of Common Stock)/1/
                          Warrants to purchase shares of Common Stock
                          (exercisable into 1,505,489 shares of Common Stock)/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 1.2% as of December 31, 2001. (Based on 217,598,608 shares of Common Stock issued and outstanding as of February 12, 2001, plus the shares of Common Stock issuable upon exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12    IN
------------------------------------------------------------------------------

/1/ See Footnote 1 in Item 4.

------------------------                               -----------------------
 CUSIP NO. 297862104                  13G               Page 6 of 16 Pages
------------------------                               -----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Name Wellington Partners Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Illinois limited partnership
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             1,181,865 shares of Common Stock
                          308.1 shares of Series D Convertible Preferred Stock
                          (convertible into 0 shares of Common Stock)/1/
                          Warrants to purchase shares of Common Stock
                          (exercisable into 1,505,489 shares of Common Stock)/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8     See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 1.2% as of December 31, 2001. (Based on 217,598,608 shares of Common Stock issued and outstanding as of February 12, 2001, plus the shares of Common Stock issuable upon exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12    PN; HC
------------------------------------------------------------------------------

/1/ See Footnote 1 in Item 4.

-----------------------                                -----------------------
 CUSIP No. 297862104                 13G                Page 7 of 16 Pages
-----------------------                                -----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Wingate Capital Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Cayman Islands company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             1,181,865 shares of Common Stock
                          308.1 shares of Series D Convertible Preferred Stock
                          (convertible into 0 shares of Common Stock)/1/
                          Warrants to purchase shares of Common Stock
                          (exercisable into 1,505,489 shares of Common Stock)/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 1.2% as of December 31, 2001. (Based on 217,598,608 shares of Common Stock issued and outstanding as of February 12, 2001, plus the shares of Common Stock issuable upon exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12    CO
------------------------------------------------------------------------------

/1/ See Footnote 1 in Item 4.

-----------------------                                -----------------------
 CUSIP No. 297862104                 13G                Page 8 of 16 Pages
-----------------------                                -----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Name Kensington Global Strategies Fund, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    Bermuda company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             1,181,865 shares of Common Stock
                          308.1 shares of Series D Convertible Preferred Stock
                          (convertible into 0 shares of Common Stock)/1/
                          Warrants to purchase shares of Common Stock
                          (exercisable into 1,505,489 shares of Common Stock)/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 1.2% as of December 31, 2001. (Based on 217,598,608 shares of Common Stock issued and outstanding as of February 12, 2001, plus the shares of Common Stock issuable upon exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12    CO; HC
------------------------------------------------------------------------------

/1/ See Footnote 1 in Item 4.

-----------------------                                -----------------------
 CUSIP No. 297862104                 13G                Page 9 of 16 Pages
-----------------------                                -----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Name Fisher Capital Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    Cayman Islands company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             1,181,865 shares of Common Stock
                          308.1 shares of Series D Convertible Preferred Stock
                          (convertible into 0 shares of Common Stock)1/
                          Warrants to purchase shares of Common Stock
                          (exercisable into 1,505,489 shares of Common Stock)1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 1.2% as of December 31, 2001. (Based on 217,598,608 shares of Common Stock issued and outstanding as of February 12, 2001, plus the shares of Common Stock issuable upon exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12    CO
------------------------------------------------------------------------------

/1/ See Footnote 1 in Item 4.

-------------------                                         --------------------
CUSIP No. 297862104                  13G                    Page 10 of 16 Pages
-------------------                                         --------------------


Item 1(a)  Name of Issuer:   EBC I, Inc. (formerly known as ETOYS INC.)

     1(b)  Address of Issuer's Principal Executive Offices:

                             600 Corporate Pointe, 12/th/ Floor, CA
                             Culver City, California

Item 2(a)  Name of Person Filing
Item 2(b)  Address of Principal Business Office
Item 2(c)  Citizenship

                             Citadel Limited Partnership
                             225 W. Washington
                             9/th/ Floor
                             Chicago, Illinois 60606
                             Illinois limited partnership

                             GLB Partners, L.P.
                             225 W. Washington
                             9/th/ Floor
                             Chicago, Illinois 60606
                             Delaware limited partnership

                             Citadel Investment Group, L.L.C.
                             225 W. Washington
                             9/th/ Floor
                             Chicago, Illinois 60606
                             Delaware limited liability company

                             Kenneth Griffin
                             225 W. Washington
                             9/th/ Floor
                             Chicago, Illinois 60606
                             U.S. Citizen

                             Wellington Partners Limited Partnership
                             c/o Citadel Investment Group, L.L.C.
                             225 W. Washington
                             9/th/ Floor
                             Chicago, Illinois 60606
                             Illinois limited partnership

-------------------                                         --------------------
CUSIP No. 297862104                  13G                    Page 11 of 16 Pages
-------------------                                         --------------------


                             Wingate Capital Ltd.
                             c/o Citadel Investment Group, L.L.C.
                             225 W. Washington
                             9/th/ Floor
                             Chicago, Illinois 60606
                             Cayman Islands company

                             Kensington Global Strategies Fund, Ltd.
                             c/o Citadel Investment Group, L.L.C.
                             225 W. Washington
                             9/th/ Floor
                             Chicago, Illinois 60606
                             Bermuda company

                             Fisher Capital Ltd.
                             c/o Citadel Investment Group, L.L.C.
                             225 W. Washington
                             9/th/ Floor
                             Chicago, Illinois 60606
                             Cayman Islands company

     2(d)  Title of Class of Securities:

                             Common Stock, par value $0.0001 per share

     2(e)  CUSIP Number:     297862104.


Item 3     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

           (a)      [__]      Broker or dealer registered under Section 15 of
                              the Exchange Act;

           (b)      [__]      Bank as defined in Section 3(a)(6) of the Exchange
                              Act;

           (c)      [__]      Insurance company as defined in Section 3(a)(19)
                              of the Exchange Act;

           (d)      [__]      Investment company registered under Section 8 of
                              the Investment Company Act;

           (e)      [__]      An investment adviser in accordance with Rule
                              13d-1(b)(1)(ii)(E);

-------------------                                         --------------------
CUSIP No. 297862104                  13G                    Page 12 of 16 Pages
-------------------                                         --------------------


           (f)      [__]      An employee benefit plan or endowment fund in
                              accordance with Rule 13d-1(b)(1)(ii)(F);

           (g)      [__]      A parent holding company or control person in
                              of the Federal Deposit Insurance Act;

           (h)      [__]      A savings association as defined in Section 3(b)
                              of the Federal Deposit Insuranace Act;

           (i)      [__]      A church plan that is excluded from the definition
                              of an investment company under Section 3(c)(14) of the Investment Company Act;

           (j)      [__]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

           If this statement is filed pursuant to Rule 13d-1(c), check this box.[X]

Item 4     Ownership:

CITADEL LIMITED PARTNERSHIP
GLB PARTNERS,  L.P.
CITADEL INVESTMENT GROUP, L.L.C.
KENNETH GRIFFIN
WELLINGTON PARTNERS LIMITED PARTNERSHIP
WINGATE CAPITAL LTD.
KENSINGTON GLOBAL STRATEGIES FUND, LTD.
FISHER CAPITAL LTD.

     (a)   Amount beneficially owned:

1,181,865 shares of Common Stock
308.1 shares of Series D Convertible Preferred Stock (convertible into 0 shares of Common Stock)/1/

Warrants to purchase shares of Common Stock (exercisable into 1,505,489 shares of Common Stock)/1/

     (b)   Percent of Class:

Approximately 1.2% as of December 31, 2001. (Based on 217,598,608 shares of Common Stock issued and outstanding as of February 12, 2001, plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in item (a) above.)

-------------------                                         --------------------
CUSIP No. 297862104                  13G                    Page 13 of 16 Pages
-------------------                                         --------------------


     (c)   Number of shares as to which such person has:

           (i)      sole power to vote or to direct the vote:

                         0

           (ii)     shared power to vote or to direct the vote:

                    See item (a) above.

           (iii)    sole power to dispose or to direct the disposition of:

                         0

           (iv)     shared power to dispose or to direct the disposition of:

                    See item (a) above.


/1/ On March 7, 2001 the Registrant filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code and on March 8, 2001 its shares were de-listed from The Nasdaq National Market. As of December 31, 2001, the terms of the bankruptcy provided no consideration, assets or securities would be issued in respect of the Series D Convertible Preferred Stock. The securities reported herein include securities that the Reporting Persons may acquire in the future through the exercise by the Reporting Persons at any time prior to and including June 12, 2003 (subject to extension under certain circumstances) of warrants (the "Warrants") to purchase up to 1,505,498 shares of the Company's Common Stock (the "Common Stock"). The terms of the 308.1 shares of Series D Convertible Preferred Stock (the "Preferred Shares") provide that the Reporting Persons may convert the Preferred Shares at any time prior to and including June 12, 2003 (subject to extension under certain circumstances) into shares of Common Stock at the conversion price described below. Although, as of December 31, 2001, the Reporting Persons had the right to convert the Preferred Shares, due to the nature of the Registrant's bankruptcy, the Registrant's condition and other factors outside the control of the Reporting Persons, the Reporting Persons do not expect to receive any shares of Common Stock upon conversion of the Preferred Shares and, accordingly have reported herein that the shares of Common Stock beneficially owned as a result of the Preferred Shares is equal to zero. The exercise price of the Warrants is $7.17375 (subject to adjustment after one year and to prevent dilution). The Preferred Shares and the Warrants were issued on June 12, 2000.

The Conversion Price for the Preferred Shares (the "Conversion Price") as of any conversion date or other date of determination is equal to the product of (i) the conversion percentage (as discussed below) and (ii) the lowest closing bid price for the Common Stock on its principal market ("Closing Bid Price") during the five (5) consecutive trading days ending on and including the date of determination; provided that in no event shall the Conversion Price exceed $25 (subject

-------------------                                         --------------------
CUSIP No. 297862104                  13G                    Page 14 of 16 Pages
-------------------                                         --------------------

to adjustment to prevent dilution). As a result, as the Closing Bid Price of the Common Stock fluctuates, the number of shares of Common Stock which the holders of the Preferred Shares may be deemed to beneficially own may fluctuate without any action taken by the holders of the Preferred Shares. The conversion percentage on the issuance date of the Preferred Shares is equal to 100% and then decreases permanently one percentage point on the first day of every month following June 12, 2000, provided that the conversion percentage will never be less than 85%. As of December 31, 2001, the conversion percentage was 85%. As of December 31, 2001, the Conversion Price was $0.004412.

The Preferred Shares accrue dividends at the rate of 7% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company (with certain exceptions) semi-annually during the first year and quarterly thereafter. As a result of the bankruptcy filing described above, the Reporting Persons do not anticipate receiving any accrued and unpaid dividends on the Preferred Shares.

Pursuant to the terms of the Preferred Shares and the Warrants, the Reporting Persons cannot be "beneficial owners" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

Item 5    Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

               Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

               See Item 2 above.

Item 8    Identification and Classification of Members of the Group:

                    Not Applicable.

Item 9    Notice of Dissolution of Group:

                    Not Applicable.

Item 10   Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-------------------                                         --------------------
CUSIP No. 297862104                  13G                    Page 15 of 16 Pages
-------------------                                         --------------------

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2002        /s/ Kenneth Griffin
                                           --------------------------------
                                           Kenneth Griffin

CITADEL LIMITED PARTNERSHIP                CITADEL INVESTMENT GROUP, L.L.C.

By: GLB Partners, L.P.,                    By: /s/ Kenneth Griffin
                                               ---------------------------------
    its General Partner                        Kenneth Griffin, President

By: Citadel Investment Group, L.L.C.,
    its General Partner                    WINGATE CAPITAL LTD.

By: /s/ Kenneth Griffin                    By: Citadel Limited Partnership,
    ----------------------------
    Kenneth Griffin, President                 its Trading Manager

GLB PARTNERS, L.P.                         By: GLB Partners, L.P.,
                                               its General Partner

By: Citadel Investment Group, L.L.C.,
    its General Partner                    By: Citadel Investment Group, L.L.C.,
                                               its General Partner
By: /s/ Kenneth Griffin
    ----------------------------
    Kenneth Griffin, President             By: /s/ Kenneth Griffin
                                               ---------------------------------
                                               Kenneth Griffin, President

WELLINGTON PARTNERS LIMITED                FISHER CAPITAL LTD.
PARTNERSHIP

By: Citadel Limited Partnership,           By: Citadel Limited Partnership,
    its General Partner                        its Trading Manager

By: GLB Partners, L.P.,                    By: GLB Partners, L.P.,
    its General Partner                        its General Partner

By: Citadel Investment Group, L.L.C.,      By: Citadel Investment Group, L.L.C.,
    its General Partner                        its General Partner

By: /s/ Kenneth Griffin                    By: /s/ Kenneth Griffin
    ----------------------------               ---------------------------------
    Kenneth Griffin, President                 Kenneth Griffin, President

-------------------                                         --------------------
CUSIP No. 297862104                  13G                    Page 16 of 16 Pages
-------------------                                         --------------------


KENSINGTON GLOBAL STRATEGIES
FUND, LTD.

By: Citadel Limited Partnership,
    its Trading Manager

By: GLB Partners, L.P.,
    its General Partner

By: Citadel Investment Group, L.L.C.,
    its General Partner


By: /s/ Kenneth Griffin
    ---------------------------------
    Kenneth Griffin, President